                                File No. 33-64597

                       Investment Company Act No. 811-5065

                     Filer: DEAN WITTER SELECT EQUITY TRUST

                       SELECT 5 INDUSTRIAL PORTFOLIO 96-1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6



For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

      A.    Exact name of Trust:

            DEAN WITTER SELECT EQUITY TRUST,
            SELECT 5 INDUSTRIAL PORTFOLIO 96-1

      B.    Name of Depositor:

            DEAN WITTER REYNOLDS INC.

      C.    Complete address of Depositor's principal executive office:

            DEAN WITTER REYNOLDS INC.
            Two World Trade Center
            New York, New York  10048

      D.    Name and complete address of agent for service:

            MR. MICHAEL D. BROWNE
            DEAN WITTER REYNOLDS INC.
            Unit Trust Department
            Two World Trade Center - 59th Floor
            New York, New York  10048

      Copy to:

            KENNETH W. ORCE, ESQ.
            CAHILL GORDON & REINDEL
            80 Pine Street
            New York, New York  10005

      E.    Total and amount of securities being registered:

            An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

      F. Proposed maximum offering price to the public of the securities being registered:

            Indefinite

      G.    Amount of filing fee:

            $500.00 (as required by Rule 24f-2)*

      H.    Approximate date of proposed sale to public:

            AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.


            Check box if it is proposed that this filing will
      /x/ become effective immediately upon filing on January 2, 1996 pursuant to Rule 487.




-------------------------
* This amount was previously paid in connection with the initial filing of this Registration Statement.

                         DEAN WITTER SELECT EQUITY TRUST,
                        SELECT 5 INDUSTRIAL PORTFOLIO 96-1

                                Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                         under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                           as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

      I.  ORGANIZATION AND GENERAL INFORMATION

1.    (a) Name of Trust                      ) Front Cover
      (b) Title of securities issued         )

2.    Name and address of Depositor          ) Table of Contents

3.    Name and address of Trustee            ) Table of Contents

4.    Name and address of principal          ) Table of Contents
      Underwriter                            )

5.    Organization of Trust                  ) Introduction

6.    Execution and termination of           ) Introduction;
      Indenture                              ) Amendment and
                                             ) Termination of
                                             ) the Indenture

7.    Changes of name                        ) Included in Form
                                               N-8B-2

8.    Fiscal Year                            ) Included in Form
                                             ) N-8B-2

9.    Litigation                             ) *

      II.  GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST



-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

10.   General Information regarding          )
      Trust's Securities and Rights          )
      of Holders                             )

      (a)   Type of Securities               ) Rights of Unit Holders
            (Registered or Bearer)

      (b)   Type of Securities               ) Administration of the
            (Cumulative or                   ) Trust-Distribution
            Distributive)

      (c)   Rights of Holders as to          ) Redemption; Public
            withdrawal or redemption         ) Offering of Units-
                                             ) Secondary Market

      (d)   Rights of Holders as to          ) Public Offering of
            conversion, transfer,            ) Units-Secondary
            partial redemption and           ) Market; Exchange
            similar matters                  ) Option; Redemption;
                                             ) Rights of Unit Holders-
                                             ) Certificates

      (e)   Lapses or defaults with          ) *
            respect to periodic payment      )
            plan certificates                )

      (f)   Voting rights as to Secu-        ) Rights of Unit Holder
            rities under the Indenture       ) -Certain Limitations;
                                             ) Amendment and Termination
                                             ) of the Indenture

      (g)   Notice to Holders as to          )
            change in                        )

            (1)   Composition of assets      ) Administration of the
                  of Trust                   ) Trust-Reports to Unit
                                             ) Holders; The Trust-
                                             ) Summary Description
                                             ) of the Portfolios
            (2)   Terms and Conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) Sponsor; Trustee
-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------


                  and Trustee                )


      (h)   Security Holders Consent         )
            required to change               )

            (1)   Composition of assets      ) Amendment and Termination
                  of Trust                   ) of the Indenture
            (2)   Terms and conditions       ) Amendment and Termination
                  of Trust's Securities      ) of the Indenture
            (3)   Provisions of              ) Amendment and Termination
                  Indenture                  ) of the Indenture
            (4)   Identity of Depositor      ) *
                  and Trustee                )

      (i)   Other principal features         ) Cover of Prospectus;
            of the Trust's Securities        ) Tax Status

11.   Type of securities comprising          ) The Trust-Summary
      units                                  ) Description of
                                             ) the Portfolios;
                                             ) Objectives and
                                             ) Securities Selection;
                                             ) The Trust-Special
                                             ) Considerations

12.   Type of securities comprising          ) *
      periodic payment certificates


13.   (a)   Load, fees, expenses, etc.       ) Summary of Essential
                                             ) Information; Public
                                             ) Offering of Units-Public
                                             ) Offering Price; -Profit
                                             ) of Sponsor;- Volume
                                             ) Discount; Expenses and
                                             ) Charges

      (b)   Certain information              ) *
            regarding periodic payment       )
            certificates                     )



-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

      (c)   Certain percentages              ) Summary of Essential
                                             ) Information;
                                             ) Public Offering of
                                             ) Units-Public
                                             ) Offering Price;
                                             ) -Profit of Sponsor;
                                             ) -Volume Discount

      (d)   Price differentials              ) Public Offering of
                                             ) Units - Public
                                             ) Offering Price

      (e)   Certain other loads, fees,       ) Rights of Unit Holders -
            expenses, etc.                   ) Certificates
            payable by holders               )

      (f)   Certain profits receivable       ) Redemption - Purchase by
            by depositor, principal          ) the Sponsors of Units
            underwriters, trustee or         ) Tendered for Redemption
            affiliated persons               )

      (g)   Ratio of annual charges to       ) *
            income

14.   Issuance of trust's securities         ) Introduction; Rights of
                                             ) Unit Holders - Certifi-
                                             ) cates

15.   Receipt and handling of                ) Public Offering of Units-
      payments from purchasers               ) Profit of Sponsor

16.   Acquisition and disposition of         ) Introduction;
      underlying securities                  ) Amendment and
                                             ) Termination of the
                                             ) Indenture; Objectives
                                             ) and Securities Selection;
                                             ) The Trust-Summary
                                             ) Description of
                                             ) the Portfolio;
                                             ) Sponsor-Responsibility
-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

17.   Withdrawal or redemption               ) Redemption;
                                             ) Public Offering of Units-
                                             ) Secondary Market;
                                             )
                                             )

18.   (a)   Receipt and disposition of       ) Administration of the
            income                           ) Trust; Reinvestment
                                             ) Programs

      (b)   Reinvestment of distribu-        ) Reinvestment
            tions                            ) Programs

      (c)   Reserves or special fund         ) Administration of the
                                             ) Trust-Distribution

      (d)   Schedule of distribution         ) *

19.   Records, accounts and report           ) Administration of the
                                             ) Trust-Records and
                                             ) Accounts;-Reports to
                                             ) Unit Holders

20.   Certain miscellaneous provi-           ) Amendment and Termination
      sions of trust agreement               ) of the Indenture; Sponsor
                                             ) - Limitation on Liability
                                             ) - Resignation; Trustee -
                                             ) - Limitation on Liability
                                             ) - Resignation

21.   Loans to security holders              ) *

22.   Limitations on liability of            ) Sponsor, Trustee;
      depositor, trustee, custodian,         ) Evaluator - Limitation on
      etc.                                   ) Liability

23.   Bonding arrangements                   ) Included in Form N-8B-2

24.   Other material provisions of           ) *
      trust agreement                        )


-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

      III.  ORGANIZATION PERSONNEL AND AFFILIATED
            PERSONS OF DEPOSITOR

25.   Organization of Depositor              ) Sponsor

26.   Fees received by Depositor             ) Expenses and Charges -
                                             ) fees; Public Offering of
                                             ) Units-Profit of Sponsor

27.   Business of Depositor                  ) Sponsor and
                                             ) Included in Form N-8B-2

28.   Certain information as to              ) Included in Form N-8B-2
      officials and affiliated               )
      persons of Depositor                   )

29.   Voting securities of Depositor         ) Included in Form N-8B-2

30.   Persons controlling Depositor          ) *

31.   Compensation of Officers and           ) *
      Director of Depositor                  )

32.   Compensation of Directors of           ) *
      Depositor                              )

33.   Compensation of employees of           ) *
      Depositor                              )

34.   Remuneration of other persons          ) *
      for certain services rendered          )
      to trust                               )

      IV.   DISTRIBUTION AND REDEMPTION OF SECURITIES

35.   Distribution of trust's                ) Public Offering of Units-
      securities by states                   ) Public Distribution

36.   Suspension of sales of trust's         ) *
      securities                             )

37.   Revocation of authority to             ) *
      distribute                             )

-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

38.   (a)   Method of distribution           ) Public Offering of Units
      (b)   Underwriting agreements          )
      (c)   Selling agreements               )

39.   (a)   Organization of principal        ) Sponsor
            underwriter                      )
      (b)   N.A.S.D. membership of           )
            principal underwriter            )

40.   Certain fees received by               ) Public Offering of Units-
      principal underwriter                  ) Profit of Sponsor

41.   (a)   Business of principal            ) Sponsor
            underwriter                      )
      (b)   Branch offices of                ) *
            principal underwriter            )
      (c)   Salesman of principal            ) *
            underwriter

42.   Ownership of trust's securities        ) *
      by certain persons

43.   Certain brokerage commissions          ) *
      received by principal                  )
      underwriter                            )

44.   (a)   Method of valuation              ) Public Offering of Units
      (b)   Schedule as to offering          ) *
            price                            )
      (c)   Variation in offering            ) Public Offering of Units-
            price to certain persons         ) -Volume Discount; Exchange
                                             ) option

45.   Suspension of redemption rights        ) *

46.   (a)   Redemption valuation             ) Public Offering of Units-
                                             ) Secondary Market; Redemp-
                                             ) tion
      (b)   Schedule as to redemption        ) *
            price                            )

47.   Maintenance of position in             ) See items 10(d), 44
      underlying securities                  ) and 46
                                             )
-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

      V.    INFORMATION CONCERNING THE TRUSTEE
            OR CUSTODIAN

48.   Organization and regulation of         ) Trustee
      Trustee

49.   Fees and expenses of Trustee           ) Expenses
                                             ) and Charges

50.   Trustee's lien                         ) Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE OF
            HOLDERS OF SECURITIES

51.   (a)   Name and address of              ) *
            Insurance Company                )
      (b)   Type of policies                 ) *
      (c)   Type of risks insured and        ) *
            excluded                         )
      (d)   Coverage of policies             ) *
      (e)   Beneficiaries of policies        ) *
      (f)   Terms and manner of              ) *
            cancellation                     )
      (g)   Method of determining            ) *
            premiums                         )
      (h)   Amount of aggregate              ) *
            premiums paid                    )
      (i)   Persons receiving any part       ) *
            of premiums                      )
      (j)   Other material provisions        ) *
            of the Trust relating to         )
            insurance                        )

     VII.  POLICY OF REGISTRANT

52.   (a)   Method of selecting and          ) Introduction
            eliminating securities from      ) Objectives and Securities
            the Trust                        ) Selection; The Trust
                                             ) -Summary Description of
                                             ) the Portfolio
                                             ) Sponsor - Responsibility


-------------------------
*     Not applicable, answer negative or not required.

Form N-8B-2                                     Form S-6
Item Number                                     Heading in Prospectus
-----------                                     ---------------------

      (b)   Elimination of securities        ) *
            from the Trust                   )
      (c)   Substitution and elimina-        ) Introducton
            tion of securities from          ) Objectives and
            the Trust                        ) Securities Selection;
                                             ) Sponsor - Responsibility;
      (d)   Description of any funda-        ) *
            mental policy of the Trust       )

53.   Taxable status of the Trust            ) Cover of Prospectus;
                                             ) Tax Status

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.   Information regarding the              ) *
      Trust's past ten fiscal years          )

55.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

56.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

57.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

58.   Certain information regarding          ) *
      periodic payment plan certifi-         )
      cates                                  )

59.   Financial statements                   ) Statement of Financial
      (Instruction 1(c) to Form S-6)         ) Condition



-------------------------
*     Not applicable, answer negative or not required.

[LOGO]


SELECT 5 INDUSTRIAL PORTFOLIO 96-1

                                      ------------------------------------------

   25,000 Units
    (A Unit Investment Trust)
         -----------------------------------------------------------------------


    This Trust is formed for the purposes of providing income and above-average growth potential through an investment for approximately 1 year in a fixed portfolio consisting of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average* having the highest dividend yields on December 29, 1995. DOW JONES AND COMPANY INC. HAS NOT PARTICIPATED IN ANY WAY IN THE CREATION OF THE TRUST OR IN THE SELECTION OF STOCKS INCLUDED IN THE TRUST AND HAS NOT APPROVED ANY INFORMATION INCLUDED HEREIN RELATING THERETO. The value of the Units of the Trust will fluctuate with the value of the Portfolio of underlying Securities. UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND THE UNITS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.


--------------------------------------------------------------------------------

    Sponsor: DEAN WITTER REYNOLDS INC.

--------------------------------------------------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

     READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

    * Dow Jones Industrial Average is the property of Dow Jones and Company Inc.


                        PROSPECTUS DATED JANUARY 2, 1996

    Parts A and B of this Prospectus do not contain all of the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


                        DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 96-1


                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
PART A
Cover
Table of Contents.....................................      i
Summary of Essential Information......................     ii
Independent Auditors' Report..........................      x
Statement of Financial Condition......................     xi
Schedule of Portfolio Securities......................    xii
PART B
Introduction..........................................      1
The Trust.............................................      2
    Risk Factors--Special Considerations..............      2
    Summary Description of the Portfolio..............      2
    Objectives and Securities Selection...............      3
    Distribution......................................      3
Tax Status of the Trust...............................      3
Retirement Plans......................................      4
Public Offering of Units..............................      5
    Public Offering Price.............................      5
    Public Distribution...............................      5
    Secondary Market..................................      5
    Profit of Sponsor.................................      6
    Volume Discount...................................      6
Redemption............................................      7
    Right of Redemption...............................      7
    Computation of Redemption Price...................      7
    Postponement of Redemption........................      8

                                                        PAGE
                                                        -----
Exchange Option.......................................      8
Reinvestment Program..................................      9
Rights of Unit Holders................................     10
    Unit Holders......................................     10
    Certain Limitations...............................     10
Expenses and Charges..................................     10
    Expenses..........................................     10
    Fees..............................................     10
    Other Charges.....................................     10
Administration of the Trust...........................     11
    Records and Accounts..............................     11
    Distribution......................................     11
    Portfolio Supervision.............................     11
    Voting of the Portfolio Securities................     12
    Reports to Unit Holders...........................     12
    Amendment.........................................     13
    Termination.......................................     13
Resignation, Removal and Liability....................     14
    Regarding the Trustee.............................     14
    Regarding the Sponsor.............................     14
Miscellaneous.........................................     14
    Sponsor...........................................     14
    Trustee...........................................     15
    Legal Opinions....................................     15
Auditors..............................................     15



         SPONSOR                            TRUSTEE
--------------------------  ---------------------------------------
Dean Witter Reynolds Inc.          The Chase Manhattan Bank
   2 World Trade Center             (National Association)
 New York, New York 10048           1 Chase Manhattan Plaza
                                   New York, New York 10081


    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN PARTS A AND B OF THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. PARTS A AND B OF THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                        SUMMARY OF ESSENTIAL INFORMATION
                        DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 96-1
                            AS OF DECEMBER 29, 1995*



Aggregate   Value   of   Securities   in
  Trust**...............................  $  241,228.13
Number of Units.........................         25,000+
Fractional  Undivided  Interest  in  the
  Trust Represented by Each Unit........       1/25,000th
Public Offering Price Per Unit:
    Aggregate Value of Securities in the
     Trust   Divided  by   25,000  Units
     (times 100 Units)..................  $      964.91
    Plus Sales Charge of 2.90% of Public
     Offering Price***  (2.9246% of  the
     amount invested in Securities).....          28.22
    Less  Deferred Sales  Charge per 100
     Units..............................         (20.00)
                                          -------------
    Public  Offering   Price   per   100
     Units****..........................  $      973.13
                                          -------------
                                          -------------
Sponsor's Repurchase Price per 100 Units
  and  Redemption  Price  per  100 Units
  (based on the value of the  underlying
  Securities,   $28.22  less   than  the
  Public   Offering   Price   per    100
  Units)*****...........................  $      944.91
                                          -------------
                                          -------------



Evaluation Time.........................  Close of the market 4:00 P .M . New York time.
Record Dates............................  April  1, 1996, July 1, 1996, October 1,
                                          1996 and February 15, 1997.
Distribution Dates......................  April 15, 1996, July 15, 1996, October
                                          15, 1996 and on or about
                                          February 28, 1997.++
Minimum Principal Distribution..........  No distribution  need be  made from  the
                                          Principal Account if the balance therein
                                          is   less  than  $1.00   per  100  Units
                                          outstanding.
In-Kind Distribution Date...............  February 1, 1997.
Liquidation Period......................  Not to exceed 10 business days after the
                                          In-kind Distribution date. ++
Mandatory Termination Date..............  February 15, 1997.
Discretionary Liquidation Amount........  The Indenture may  be terminated by  the
                                          Sponsor if the value of the Trust at any
                                          time  is  less  than 40%  of  the market
                                          value of the Securities deposited in the
                                          Trust.+
Trustee's   Fee   (including   estimated
expenses)******.........................  $1.01 per 100 Units.
Organizational Expenses
(estimated)+++..........................  $2.04 per 100 Units.
Sponsor's Portfolio Supervision Fee.....  Maximum of $0.25 per 100 Units.
Deferred Sales Charge Payment Date......  The  last  business  day  of  each month commencing March 29, 1996.
Minimum Purchase: $1,000++++

--------------------------
     *The Date of Deposit. The Indenture was signed and the initial deposit of Securities with the Trustee was made on the Date of Deposit.
    **Based on the evaluation of the Securities as of 4:00 P.M. on December 29, 1995.
   ***The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($20.00 per 100 Units) from the aggregate sales charge (a maximum of 2.90% of the Public Offering Price); thus on the date of this Summary of Essential Information, the Initial Sales Charge is $8.22 per 100 Units or 0.85% of the Public Offering Price. The Initial Sales Charge paid by a Unit Holder may be more or less than $8.22 per 100 Units based on the fluctuation of the value of the Securities on the date of purchase. The Initial Sales Charge is deducted from the purchase price at the time of purchase and is reduced on a graduated basis on purchases of $25,000 or more (see "Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid through reduction of Trust assets by $2.00 per 100 Units on each Deferred Sales Charge Payment Date through the sale of Securities on each such date or distribution of cash available in the Principal Account for such payment. On a repurchase, redemption or exchange of Units before the last Deferred Sales Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Program are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment (see "Reinvestment Program").
  ****This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date.
 *****This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. Reflects deductions for remaining Deferred Sales Charge payments ($20.00 per 100 Units initially). In addition, after the initial offering period, the repurchase and cash redemption prices will be further reduced to reflect the Trust's estimated costs of liquidating Securities to meet the redemption, currently estimated at $1.15 per 100 Units.
 ******See: "Expenses and Charges" herein. The fee and the expenses accrue daily and are payable on each Distribution Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition to the Trustee's fee, brokerage costs borne by the Trust in connection with the purchase of Securities by the Trustee with cash deposited in the Trust are currently estimated at $0.90 per 100 Units.
     +The number of Units will be increased as the Sponsor deposits additional Securities into the Trust. See "Introduction", in Part B.
    ++The final distribution will be made  within 5 business days following  the
receipt   of  proceeds  from  the  sale   of  all  Portfolio  Securities.  (See:
"Administration of the Trust--Termination".)
   +++The  estimated  cost  of  preparation  and  printing  of  the   Indenture,
Certificates, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be paid by the Trust and, therefore, will be borne by Unit Holders as is common for mutual funds. The organizational expenses will be amortized over the life of the Trust.
  ++++The Sponsor may offer a program which permits a lower minimum purchase.

                                     FEE TABLE


THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC OFFERING OF UNITS AND EXPENSES AND CHARGES. ALTHOUGH THE TRUST HAS A TERM OF APPROXIMATELY ONE YEAR, AND IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES (PERCENTAGES ARE BASED ON A $1,000 INVESTMENT IN 100 UNITS), ASSUMING THE PRINCIPAL AMOUNT AND DISTRIBUTIONS ARE EXCHANGED EACH YEAR INTO A NEW TRUST SUBJECT ONLY TO THE DEFERRED SALES CHARGE AND TRUST EXPENSES.



                                                                                                                 AMOUNT PER
                                                                                                                   $1,000
                                                                                                                 INVESTMENT
UNIT HOLDER TRANSACTION EXPENSES                                                                                IN 100 UNITS
--------------------------------------------------------------------------------------------------              -------------
Initial Sales Charge Imposed on Purchase.......................................................... 0.90%(a)     $     9.00
Deferred Sales Charge per Year.................................................................... 2.00%(b)          20.00
                                                                                                  -----             ------
Maximum Sales Charge per Year..................................................................... 2.90%        $    29.00
                                                                                                  -----             ------
                                                                                                  -----             ------
Maximum Sales Charge Imposed Per Year on Reinvested Dividends.....................................              $    20.00(c)



  ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (AS A PERCENTAGE OF AVERAGE NET ASSETS)
  Trustee's Fee.................................................................... 0.101%       $     1.01
  Organizational Expenses(d)....................................................... 0.204%             2.04
  Portfolio Supervision, Bookkeeping and Administrative Fees....................... 0.025%             0.25
  Other Operating Expenses.........................................................   --                 --
                                                                                   -----             ------
      Total........................................................................ 0.330%       $     3.30
                                                                                   -----             ------
                                                                                   -----             ------


                                    EXAMPLE


                                                                                             CUMULATIVE EXPENSES PAID FOR PERIOD
                                                                                          ------------------------------------------
                                                                                                         3          5         10
                                                                                           1 YEAR    YEARS(E)   YEARS(E)   YEARS(E)
                                                                                          ---------  ---------  ---------  ---------
An investor would pay the following expenses on a $1,000 investment, assuming an estimated operating expense ratio
 of 0.330% and a 5% annual return on the investment
 throughout the periods.................................................................  $     32   $     83   $    136   $    281

The Example  assumes reinvestment  of all  dividends and  distributions and  utilizes a  5% annual  rate of  return as  mandated  by
Securities  and Exchange Commission regulations applicable  to mutual funds. For purposes of  the Example, the Deferred Sales Charge imposed on reinvestment of  dividends is not reflected  until the year  following payment of the  dividend; the cumulative  expenses would  be higher if sales charges on reinvested dividends were reflected  in the year of reinvestment. Because the reductions to the repurchase and  cash redemption  prices described  in footnote  (*****)  on page  (ii) apply  only to  the secondary  market,  these reductions  have not been  reflected in the  figures above. The Example  should not be  considered a represention  of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

------------------------
(a) The Initial Sales Charge is actually the difference between 2.90% and the Deferred Sales Charge ($20.00 per 100 Units) and would exceed 0.90% if the Public Offering Price exceeds $1,000 per 100 Units.
(b) The actual fee is $2.00 per month per 100 Units, irrespective of purchase or redemption price, paid over a period of 10 months on the last business day of each month commencing March 29, 1996. If a Holder sells Units before all of these payments have been made, the balance of the Deferred Sales Charge will be paid from the sales proceeds. If the Unit purchase price exceeds $10 per Unit, the Deferred Sales Charge will be less than 2.00%; if the Unit purchase price is less than $10 per Unit, the Deferred Sales Charge will exceed 2.00%.
(c) Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment which may be more or less than 2.00% of the Public Offering Price at the time of reinvestment (see "Reinvestment Program").
(d) The cost of preparation and printing of the Indenture, Certificates, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, initial fees of the Trustee, and legal and auditing expenses will be paid by the Trust and, therefore, will be borne by Unit Holders as is common for mutual funds.
(e) Although each Trust has a term of approximately one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are exchanged each year into a new Trust subject only to the Deferred Sales Charge.

    THE TRUST--The Dean Witter Select Equity Trust Select 5 Industrial Portfolio 96-1 (the "Trust") is a unit investment trust composed of publicly-traded common stocks or contracts to purchase such stocks (the "Securities"). The objectives of the Trust are to provide income and above-average growth potential through investment in the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield (the "Select 5") as of the Date of Deposit. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. Many are household names. An investment in approximately equal values of the Select 5 for a period of one year would have, in most of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the Dow Jones Industrial Average itself. The Select 5 Industrial Portfolio seeks to achieve a better performance than the Dow Jones Industrial Average. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are depressed) is designed to increase the Trust's potential for higher returns. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objectives of the Trust will be achieved. On the initial Date of Deposit and thereafter, the Sponsor may, under the Indenture and Agreement, deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units while maintaining to the extent practicable the proportionate relationship between the number of shares of each Security in the Portfolio.



    TERMINATION--The Trust will terminate approximately 1 year after the initial Date of Deposit regardless of market conditions at that time. After this period, the Trust will liquidate. Unit Holders of 2,500 units or more may elect to receive shares in-kind. Prior to termination of the Trust, the Trustee will begin to sell the Securities held in the Trust over a period not to exceed 10 consecutive business days (the "Liquidation Period"). Monies held upon such sale of Securities will be held uninvested in non-interest bearing accounts created by the Indenture until distributed pro rata to Unit Holders on or about February 28, 1997 and will be of benefit to the Trustee during such period. During the life of the Trust, Securities will not be sold to take advantage of market fluctuations. Because the Trust is not managed and the Securities can only be sold during the Liquidation Period or under certain other limited circumstances described herein, the proceeds received from the sale of Securities may be less than could be obtained if the sale had taken place at a different time. Depending on the volume of Securities sold and the prices of and demand for Securities at the time of such sale, the sales of Securities from the Trust may tend to depress the market prices of such Securities and hence the value of the Units, thus reducing termination proceeds available to Unit Holders. In order to mitigate potential adverse price consequences of heavy volume trading in the Securities taking place over a short period of time and to provide an average market price for the Securities, the Trustee will follow procedures set forth in the Indenture to sell the Securities in an orderly fashion over a period not to exceed the Liquidation Period. The Sponsor can give no assurance, however, that such procedures will mitigate negative price consequences or provide a better price for such Securities. The Trust may terminate earlier than on the Mandatory Termination Date if the value of the Trust is less than the Discretionary Liquidation Amount set forth under "Administration of the Trust--Termination."



    DISTRIBUTION--The Trustee will distribute any dividends and any proceeds from the disposition of Securities not used for redemption of Units received by the Trust on April 15, 1996, July 15, 1996, October 15, 1996 and on or about February 28, 1997 to holders of record on April 1, 1996, July 1, 1996, October 1, 1996 and the Termination Date, respectively. Upon termination of the Trust, the Trustee will distribute to each Unit Holder of record its pro rata share of the Trust's assets, less expenses and less any Deferred Sales Charge then payable or Unit Holders can elect to reinvest their distributions automatically in Units of a New Series (as defined below), if offered by the Sponsor, which units will be subject only to a deferred sales charge (see "Administration of the Trust -- Termination"). The sale of Securities in the Trust during the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder. (See: "Administration of the Trust--Distribution".)


    The Sponsor anticipates that, based upon the last dividends actually paid by the companies listed in the "Schedule of Portfolio Securities", dividends from the Securities will be sufficient to (i) pay expenses of the Trust and (ii) after such payment, to make distributions to Unit Holders as described herein. (See: "Expenses and Charges" and "Administration of the Trust--Distribution".)


    PUBLIC OFFERING PRICE--The Public Offering Price per 100 Units is computed on the basis of the aggregate value of the underlying Securities next computed after receipt of a purchase order plus cash on hand in the Trust, divided by the number of Units outstanding times 100, plus a sales charge of 2.9246% of such evaluation per 100 Units (the amount invested in Securities); this results in a sales charge of 2.90% of the Public Offering Price. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See "Public Offering of Units-- Public Offering Price".) The total sales charge consists of an Initial Sales Charge and a Deferred Sales Charge, the total of which equals 2.90% of the Public Offering Price or 2.9246% of the amount invested in Securities. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($20.00 per 100 Units) from the aggregate sales charge; thus, on the date of the Summary of Essential Information, the Initial Sales Charge is $8.22 per 100 Units or .85% of the Public Offering Price. The Initial Sales Charge paid by a Unit Holder may be more or less than $8.22 per 100 Units based on the fluctuation of the value of the Securities on the date of purchase. The Initial Sales Charge will vary with changes in the aggregate sales charge and is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The Initial Sales Charge will be reduced on a graduated basis on purchases of $25,000 or more. The Deferred Sales Charge is paid through reduction of Trust assets by $2.00 per 100 Units monthly on each Deferred Sales Charge Payment Date commencing on the first Deferred Sales Charge Payment Date shown on page (ii) through the sale of Securities on each such date or distribution of cash available for such payment. Units purchased pursuant to the Reinvestment Program are subject only to remaining deductions of the Deferred Sales Charge (see "Reinvestment Program"). If a Unit Holder exchanges, redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Payment Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge.


    MARKET FOR UNITS--The Sponsor, though not obligated to do so, intends to maintain a market for the Units. If such market is not maintained, a Unit Holder will be able to dispose of his Units through redemption at prices based on the aggregate value of the underlying

Securities. (See: "Redemption".) Market conditions may cause such prices to be greater or less than the amount paid for Units. The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. Investors should note that the Deferred Sales Charge of $2.00 per 100 Units will be deducted from Trust assets on the last business day of each month commencing on the first Deferred Sales Charge Payment Date shown on page (ii), and to the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of repurchase or redemption of the Units, the remainder will be deducted from the proceeds of sale or redemption or in calculating an in-kind redemption.

    RISK FACTORS--SPECIAL CONSIDERATIONS--An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks, including risks associated with the limited rights of holders of common stock to receive payments from issuers of such stock; such rights are inferior to those of creditors and holders of debt obligations or preferred stock. Also, holders of common stock have the right to receive dividends only when, as and if such dividends are declared by the issuer's board of directors. Investors should also be aware that the value of the underlying Securities in the Portfolio may fluctuate in accordance with changes in the value of common stocks in general. There are certain risks of price volatility associated with investment in common stocks and there is additional risk due to the relative lack of diversity since the portfolio of the Trust contains only five stocks. Such concentration may subject the portfolio to greater risk than a portfolio that is more diversified.

    In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. In addition, the brokerage fees incurred in purchasing Securities with such deposited cash will be borne by the Trust. Any Unit Holder who purchased Units prior to the purchase of Securities with such deposited cash would experience dilution as a result of any such brokerage fees.

    SPECIAL CHARACTERISTICS OF THE TRUST


    --SECURITIES SELECTION. The Trust Portfolio consists of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average ("DJIA") having the highest dividend yield as of December 29, 1995. Dow Jones and Company Inc. ("Dow Jones") has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any of the information herein relating thereto. The yield for each stock was calculated by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. Such formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in the Dow Jones Industrial Average having the highest dividend yield. The five lowest price per share stocks from among such ten highest yielding stocks were then selected. The philosophy is simple. The Trust does not require sophisticated analysis or an explanation of complex investment strategies, just the pure and simple concept of buying a quality portfolio of stocks with the highest dividend yields of the stocks in the DJIA in one convenient purchase. The Securities were selected irrespective of any buy or sell recommendation by the Sponsor. Investing in DJIA stocks with the highest dividend yields may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group.



    Investors should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of December 29, 1995. Subsequent to December 29, 1995, the Securities may no longer rank among the Select 5, the yields on the Securities in the portfolio may change or the Securities may no longer be included in the DJIA. However, the Sponsor may, on and subsequent to the Date of Deposit, deposit additional Securities which reflect the Portfolio as of the Date of Deposit, subject to permitted adjustments, and sell such additional Units created. The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at such later time.



    Simple strategies can sometimes be the most effective. To outperform the market is more difficult than just outperforming other asset classes. The Trust seeks a higher total return than the DJIA by acquiring the Select 5 on the Date of Deposit, and holding them for about one year. Purchasing a portfolio of these stocks through an investment in the Trust as opposed to one or two individual stocks may achieve better overall performance and will achieve diversification. There is only one investment decision instead of five, and four distributions to the investor during the one-year life of the Trust instead of 20. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Investment in a number of companies with high dividends relative to their stock prices is designed to increase the Trust's potential for higher returns. The Trust's return may consist of a combination of capital appreciation and current dividend income.

THE DOW, HISTORICALLY SPEAKING

    The first DJIA, consisting of 12 stocks, was published in THE WALL STREET JOURNAL in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. Taking into account a number of names changes, 9 of the original companies are still in the DJIA today. For two periods of 17 consecutive years each, there were no changes to the list: March 14, 1939-July 1956 and June 1, 1959-August 6, 1976.

       LIST AS OF OCTOBER 1, 1928                       CURRENT LIST
----------------------------------------  ----------------------------------------
Allied Chemical                           Allied Signal
American Can                              Aluminum Co. of America
American Smelting                         American Express
American Sugar                            AT&T
American Tobacco                          Bethlehem Steel
Atlantic Refining                         Boeing
Bethlehem Steel                           Caterpillar
Chrysler                                  Chevron
General Electric                          Coca-Cola
General Motors                            Disney, Walt
General Railway Signal                    Dupont
Goodrich                                  Eastman Kodak
International Harvester                   Exxon
International Nickle                      General Electric
Mack Trucks                               General Motors
Nash Motors                               Goodyear
North American                            IBM
Paramount Publix                          International Paper
Postum, Inc.                              McDonald's
Radio Corporation of America (RCA)        Merck
Sears Roebuck & Company                   Minnesota Mining
Standard Oil of New Jersey                Morgan (J.P.), & Co., Incorporated
Texas Corporation                         Philip Morris
Texas Gulf Sulphur                        Procter & Gamble
Union Carbide                             Sears, Roebuck & Company
United States Steel                       Texaco
Victor Talking Machine                    Union Carbide
Westinghouse Electric                     United Technologies
Woolworth                                 Westinghouse Electric
Wright Aeronautical                       Woolworth

    The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

    Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, such changes are made rarely. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. Notwithstanding the foregoing, Dow Jones expressly reserves the right to change the components of the Dow Jones Industrial Average at any time for any reason.

    The following tables show the actual performance of (i) the Dow Jones Industrial Average and (ii) the five lowest dollar price per share stocks of the ten stocks in such index having the highest dividend yield as of the close of the last business day in each of the past twenty years as of the date indicated for each of such years.


                         DOW JONES INDUSTRIAL AVERAGE(1)
                 -----------------------------------------------
                   % CHANGE
     YEAR          IN DJIA       DIVIDEND
  ENDED 12/31    FOR YEAR(2)     RETURN(3)    TOTAL RETURN(4)(5)
---------------  ------------  -------------  ------------------
        1976          17.86%         4.86%            22.72%
        1977         -17.27          4.56            -12.71
        1978          -3.15          5.84              2.69
        1979           4.19          6.33             10.52
        1980          14.93          6.48             21.41
        1981          -9.23          5.83             -3.40
        1982          19.60          6.19             25.79
        1983          20.30          5.38             25.68
        1984          -3.76          4.82              1.06
        1985          27.66          5.12             32.78
        1986          22.58          4.33             26.91
        1987           2.26          3.76              6.02
        1988          11.85          4.10             15.95
        1989          26.96          4.75             31.71
        1990          -4.34          3.77             -0.57
        1991          20.32          3.61             23.93
        1992           4.17          3.18              7.35
        1993          13.72          3.02             16.74
        1994           2.14          2.81              4.95
        1995          33.45          3.04             36.49


    The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Portfolio. Such returns do not reflect sales charges, commissions, expenses or taxes.
------------------------
(1) An index of 30 stocks compiled by Dow Jones.

(2) The percentage change in value represents the difference between the beginning and ending value of the DJIA divided by the value of the DJIA at the beginning of the year.

(3) The total dividends earned during the year divided by the value of the DJIA at the beginning of the year.

(4) The change in value of the DJIA plus the dividend return for the year.

(5) Does not reflect sales charges, commissions, expenses or taxes.

                          SELECT 5 STRATEGY
                --------------------------------------
                  % CHANGE
    YEAR          IN VALUE     DIVIDEND      TOTAL
 ENDED 12/31    FOR YEAR(1)   RETURN(2)   RETURN(3)(4)
-------------   ------------  ----------  ------------
       1976          33.35%        7.41%       40.76%
       1977          -0.39         6.04         5.65
       1978          -5.93         7.16         1.23
       1979           1.80         8.10         9.90
       1980          31.87         8.65        40.52
       1981          -4.39         8.02         3.63
       1982          34.58         7.30        41.88
       1983          27.33         8.78        36.11
       1984           3.77         7.11        10.88
       1985          30.24         7.60        37.84
       1986          24.13         6.18        30.31
       1987           6.23         4.83        11.06
       1988          10.30        11.54        21.84
       1989          13.49         4.35        17.84
       1990         -20.60         5.33       -15.27
       1991          56.41         5.38        61.79
       1992           1.91        21.08        22.99
       1993          18.02        15.83        33.85
       1994           5.04         3.56         8.60
       1995          10.70        19.72        30.42


    The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Portfolio. Such returns do not reflect sales charges, commissions, expenses or taxes.
------------------------
(1) The percentage change in value, over a one year period, of the five lowest dollar price per share common stocks of the ten highest yielding stocks (the "Select 5") in the DJIA as of the close of the last day of the previous year. The percentage change in value represents the difference between the beginning and ending value of the Select 5 strategy stocks divided by the value of such stocks at the beginning of the year.

(2) The total dividends earned on the Select 5 strategy stocks during the year, including stock dividends, spinoffs, warrants, rights or other special distributions, divided by the market value of the Select 5 strategy stocks at the beginning of the year.

(3) The change in value of the Select 5 strategy stocks plus the dividend return for the year on such stocks.

(4) Does not reflect sales charges, commissions, expenses or taxes.

                  COMPARISON OF TOTAL RETURN
                  LISTED ON THE ABOVE CHARTS
--------------------------------------------------------------
                                                   SELECT 5
              YEAR                    DJIA         STRATEGY
          ENDED 12/31             TOTAL RETURN   TOTAL RETURN
--------------------------------  -------------  -------------
              1976                     22.72%         40.76%
              1977                    -12.71           5.65
              1978                      2.69           1.23
              1979                     10.52           9.90
              1980                     21.41          40.52
              1981                     -3.40           3.63
              1982                     25.79          41.88
              1983                     25.68          36.11
              1984                      1.06          10.88
              1985                     32.78          37.84
              1986                     26.91          30.31
              1987                      6.02          11.06
              1988                     15.95          21.84
              1989                     31.71          17.84
              1990                     -0.57         -15.27
              1991                     23.93          61.79
              1992                      7.35          22.99
              1993                     16.74          33.85
              1994                      4.95           8.60
              1995                     36.49          30.42
       ------------------         -------------  -------------
     Average annual return             14.00          21.26


    The Select 5 Industrial Portfolio seeks to achieve a better performance than the Dow Jones Industrial Average (DJIA) through investment for about one year in the Select 5 strategy stocks. In most instances in the last 20 years, a strategy of investing in approximately equal values of these stocks each year would have yielded a higher total return than an investment in all the stocks which make up the DJIA.

    The average annual return reflects a rate of growth per year (assuming reinvestment of all dividends at the end of each period) that the DJIA and the Select 5 strategy would have provided over the above 20 year period. The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Portfolio. Such returns do not reflect sales charges, commissions, expenses or taxes. As indicated in the above tables, the Select 5 strategy underperformed the DJIA in certain years and there can be no assurance that the portfolio of the Trust will outperform the DJIA over the life of the Trust.

    --PORTFOLIO CHARACTERISTICS. The Portfolio of the Trust consists of five issues of Securities, all of which are common stocks, issued by companies in the categories set forth below:


                                                                                  PERCENTAGE OF
                                                            PORTFOLIO        AGGREGATE MARKET VALUE
CATEGORIES OF ISSUER                                        NUMBERS            OF TRUST PORTFOLIO
----------------------------------------------------------  ---------------  -----------------------
Integrated Petroleum                                               1                      19.93     %
Plastics, Fibers, Polymers                                         2                      19.87
Photographic Equipment                                             3                      19.94
Paper and Forest Products                                          4                      19.96
Consumer, Chemical, Health Products                                5                      20.30



    On the Date of Deposit, the aggregate market value of the Securities in the Trust was $241,228.13.


    PERFORMANCE INFORMATION--Information on the performance of the Trust, one or more Select 5 series and series whose portfolios consist of the ten highest dividend yielding stocks of the stocks in the DJIA and the Select 5 stock strategy on the basis of changes in Unit price (total return) may be included from time to time in advertisements, sales literature and reports to current or prospective Unit Holders. Average annualized returns may also be shown for consecutive series of the same Select 5 Industrial Portfolio cycle. Information on the performance of the Select 5 stocks contained in this Prospectus, as further updated, may also be included from time to time in such material. Performance of individual Select 5 Portfolios may also be shown along with performance of the other portfolios for comparable (though not necessarily identical) periods and on a combined basis. Total return is computed by dividing share price changes plus dividends reinvested at the end of each year by initial share prices, but does not reflect commissions, taxes or portfolio sales charges or expenses, which would decrease the return. Average annualized return figures of a portfolio would reflect deduction of the maximum sales charge. Material reflecting annual performance of a hypothetical investment in the Select 5 stock strategy does not reflect commissions, taxes, sales charges or expenses. No provision is made for any income taxes payable. Past performance cannot guarantee future results.

                          INDEPENDENT AUDITORS' REPORT


THE UNIT HOLDERS, SPONSOR AND TRUSTEE
DEAN WITTER SELECT EQUITY TRUST
SELECT 5 INDUSTRIAL PORTFOLIO 96-1



    We have audited the accompanying statement of financial condition and schedule of portfolio securities of the Dean Witter Select Equity Trust Select 5 Industrial Portfolio 96-1 as of December 29, 1995. These financial statements are the responsibility of the Trustee (see note (f) to the statement of financial condition). Our responsibility is to express an opinion on these financial statements based on our audit.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit and contracts for the purchase of securities, as shown in the statement of financial condition and schedule of portfolio securities as of December 29, 1995, by correspondence with The Chase Manhattan Bank (National Association), the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the statement of financial condition and schedule of portfolio securities referred to above present fairly, in all material respects, the financial position of the Dean Witter Select Equity Trust Select 5 Industrial Portfolio 96-1 as of December 29, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
December 29, 1995
New York, New York

                        STATEMENT OF FINANCIAL CONDITION
                        DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 96-1
                       DATE OF DEPOSIT, DECEMBER 29, 1995



TRUST PROPERTY
    Sponsor's Contracts to purchase
     underlying Securities backed by an
     irrevocable letter of credit (a)...  $241,228.13
    Organizational costs (b)............   102,217.00
                                          -----------
      Total.............................  $343,445.13
                                          -----------
                                          -----------
LIABILITIES AND INTEREST OF UNIT HOLDERS
    Liabilities--
      Payment of deferred portion of
      sales charge (c)..................  $  5,000.00
      Accrued liability (b).............   102,217.00
                                          -----------
      Subtotal..........................  $107,217.00
                                          -----------
    Interest of Unit Holders--
    Units of fractional undivided
     interest outstanding:
      Cost to investors (d).............  $243,282.50
      Gross underwriting commissions
      (e)...............................     7,054.37
                                          -----------
    Net amount applicable to
     investors..........................   236,228.13
                                          -----------
      Total.............................  $343,445.13
                                          -----------
                                          -----------

(a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" and their cost to the Trust are the same. The value is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" as of the Date of Deposit. An irrevocable letter of credit issued by Banque Nationale De Paris, New York Branch, in the amount of $300,000.00 has been deposited with the Trustee.

(b) Organizational costs borne by the Trust have been deferred and will be amortized over the life of the Trust. Organizational costs have been estimated based on a Trust with projected total assets of $50 million. To the extent the assets of the Trust are fewer or greater, the estimate may vary.

(c) Represents the aggregate amount of mandatory distributions of $2.00 per 100 Units per month payable on the last business day of each month from March 29, 1996 through December 31, 1996. Distributions will be made to an account maintained by the Trustee from which the Unit Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed prior to December 31, 1996, the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.

(d)  The  aggregate Public  Offering Price  is computed  on the  basis set forth
     under  "Public  Offering  of  Units--Public  Offering  Price"  as  of   the
     evaluation time on the Date of Deposit.

(e) The aggregate sales charge of 2.90% of the Public Offering Price per 100 Units is computed on the basis set forth under "Public Offering of Units--Public Offering Price".

(f) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements. The Trustee determines the price for each underlying Security included in the Trust's Schedule of Portfolio Securities on the basis set forth in "Public Offering of Units--Public Offering Price". Under the Securities Act of 1933, as amended (the "Act"), the Sponsor is deemed to be an issuer of the Trust's Units. As such, the Sponsor has the responsibility of an issuer under the Act with respect to financial statements of the Trust included in the Registration Statement under the Act and amendments thereto.

                        SCHEDULE OF PORTFOLIO SECURITIES
                        DEAN WITTER SELECT EQUITY TRUST
                       SELECT 5 INDUSTRIAL PORTFOLIO 96-1
                     ON DATE OF DEPOSIT, DECEMBER 29, 1995



                                          CURRENT                 PROPORTIONATE
                                          ANNUAL                  RELATIONSHIP     PERCENTAGE OF      PRICE PER       COST OF
 PORTFOLIO                             DIVIDEND PER   NUMBER OF  BETWEEN NO. OF   AGGREGATE MARKET    SHARE TO       SECURITIES
    NO.      NAME OF ISSUER              SHARE (1)      SHARES       SHARES        VALUE OF TRUST       TRUST      TO TRUST(2)(3)
 ----------  ------------------------- -------------  ---------- ---------------  ----------------  -------------  --------------
      1.     Chevron Corp.                 $  2.00          916       21.16%            19.93%         $  52.500    $  48,090.00
      2.     DuPont (E.I.) de  Nemours
               & Co.                          2.08          686       15.84             19.87             69.875       47,934.25
      3.     Eastman Kodak Co.                1.60          718       16.58             19.94             67.000       48,106.00
      4.     International Paper Co.          1.00        1,271       29.35             19.96             37.875       48,139.13
      5.     Minnesota    Mining   and
               Manufacturing Co.              1.88          739       17.07             20.30             66.250       48,958.75
                                                          -----                                                    --------------
                                                          4,330                                                     $ 241,228.13
                                                          -----                                                    --------------
                                                          -----                                                    --------------

------------------------
(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

(2) The Securities were acquired by the Sponsor on December 29, 1995. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the New York Stock Exchange on December 29, 1995. The aggregate purchase price to the Sponsor for the Securities deposited in the Trust is $241,228.13.

(3)  The Sponsor had no profit or loss on the Date of Deposit.



    The Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the securities of the above issuers in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options relating thereto. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or option relating thereto.

                                                               OFFERING FEATURES


Dean Witter Select Equity Trust
Select 5 Industrial Portfolio 96-1

----------------------------------------------
    AN OPPORTUNITY TO INVEST FOR INCOME AND ABOVE-AVERAGE GROWTH POTENTIAL
-------------------------------------------------------------


    - PORTFOLIO SELECTION -- Investment in the five lowest dollar price per share stocks of the 10 common stocks in the Dow Jones Industrial Average having the highest dividend yield (as of December 29, 1995) offers an opportunity to earn income with above-average growth potential in the next year.*


    - REINVESTMENT  OPTION  --  Investors   may  elect  to  have   distributions
      automatically reinvested in additional units of the Trust subject to the then remaining deferred sales charge.

    - LOW MINIMUM INVESTMENT -- The Trust is priced at approximately $10 per unit and the minimum investment is $1,000 although investors may purchase any number of additional units they wish.

    - EASY LIQUIDITY -- The Sponsor intends to maintain a secondary market where you can sell units at the then-current market value without a fee or penalty other than the payment of any deferred sales charge then due.

* Dow Jones and Company Inc. has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any information included in the Prospectus relating thereto.

    The Offering Features are a part of the prospectus and should be read in conjunction
                          with the entire prospectus.

INVEST IN THE 5 LOWEST DOLLAR PRICE PER SHARE
STOCKS OF THE 10 HIGHEST YIELDING STOCKS
IN THE DOW JONES INDUSTRIAL AVERAGE FOR
AS LITTLE AS $1,000.

---------------------------------------------------------
THE SELECT EQUITY TRUSTS

       Achieving financial success in today's dynamic markets depends on selecting the right investment strategy. As new opportunities emerge, sparked by changing business trends, market strategies must be geared to capitalize on them. Because such opportunities may not be easily identified by individual investors, Dean Witter has developed the Select Equity Trusts that offer investors a simple and convenient way to participate in the equity market.

--------------------------------------------------------------------------------
PORTFOLIO SELECTION


       The Select 5 Industrial Portfolio consists of the 5 lowest dollar price per share stocks of the 10 common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 29, 1995. The Trust is specifically designed for investors seeking income and above-average growth potential. Because the Trust is a fixed portfolio of preselected securities, purchasers know in advance what they are investing in.


--------------------------------------------------------------------------------
RISK FACTORS--SPECIAL CONSIDERATIONS

       The risks of an investment in Units of the Trust include price volatility resulting from factors affecting the common stock of the issuer of a portfolio security in particular and the equity markets in general. Since the portfolio consists of five stocks, the portfolio may be subject to greater volatility than a more diversified portfolio.

--------------------------------------------------------------------------------
REINVESTMENT OPTION

       Investors may elect to have distributions automatically reinvested in additional units of the Trust subject to the then remaining deferred sales charge.

--------------------------------------------------------------------------------
COST EFFECTIVE

       CONVENIENT PURCHASE PRICE/NO ODD-LOT PENALTIES
       Typically stocks purchased in amounts less than 100 shares are subject to odd-lot penalties. If you were to purchase 100 shares of each of the stocks in this portfolio, it would require a large commitment of capital. If you were to purchase smaller amounts of each stock, you would incur odd-lot penalties on many of your purchases. Our convenient purchase price of approximately $10 per unit with a minimum purchase of $1,000, allows you to invest in all the stocks in an affordable manner. Volume discounts are available beginning on orders of $25,000.

    The Offering Features are a part of the prospectus and should be read in conjunction
                          with the entire prospectus.

---------------------------------------------------
FLEXIBILITY THROUGH EXCHANGE PRIVILEGES

       Investors may elect, at any time, to exchange or rollover these units for units of another Dean Witter Select Trust at a sales charge less than the sales charge that a new investor would pay.

--------------------------------------------------------------------------------
SHORT-TERM LIFE

       The Trust will terminate in approximately one year. After this period, the Portfolio will liquidate. Unit Holders owning at least 2,500 units may elect to receive distributions in respect of their Units in kind. Unit Holders not so electing will receive cash. You may, of course, sell or redeem your Units prior to the Trust's termination.

--------------------------------------------------------------------------------
EASY LIQUIDITY

       Although not obligated to do so, Dean Witter intends to maintain a secondary market for the resale of Units. All or a portion of your Units may be liquidated at any time, without charge other than any deferred sales charge then payable. The price you receive will reflect market conditions and could be more or less than the price originally paid.

--------------------------------------------------------------------------------
RETIREMENT ACCOUNTS

       This Trust may be an attractive investment vehicle for a self-directed IRA or self-directed self-employed retirement plan ("Keogh plan"). As an income- and growth-oriented investment, it may be a suitable complement to achieve overall portfolio diversification.

--------------------------------------------------------------------------------
EASE OF OWNERSHIP

       The usual chores associated with individual ownership of stocks--keeping records, safekeeping of certificates, and more--are eliminated through a single investment in the Trust. You will receive year-end information from the Trustee, including Federal income tax information.

    The Offering Features are a part of the prospectus and should be read in conjunction
                          with the entire prospectus.

                               PROSPECTUS PART B
                        DEAN WITTER SELECT EQUITY TRUST

                                  INTRODUCTION


    This series of the Dean Witter Select Equity Trust (the "Trust") was created under the laws of the State of New York pursuant to a Trust Indenture and
Agreement (the "Indenture") and a related Reference Trust Agreement (the "Agreement") (collectively, the "Indenture and Agreement")*, between Dean Witter Reynolds Inc. (the "Sponsor") and The Chase Manhattan Bank (National Association) (the "Trustee"). The Sponsor is a principal operating subsidiary of Dean Witter, Discover & Co. ("DWDC"), a publicly-held corporation. (See:
"Sponsor".)  The objectives  of the  Trust are  income and  above average growth potential through investment in a fixed portfolio of Securities (the "Portfolio") of publicly-traded common stock. There is no assurance that this objective will be met because the Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular.


    On the date of creation of the Trust (the "Date of Deposit"), the Sponsor deposited with the Trustee certain securities and contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of such securities (collectively, the "Securities") at prices equal to the market value of such Securities as determined by the Trustee as of the Date of Deposit and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase such Securities. (See: "Schedule of Portfolio Securities".) The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Agreement. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of the Trust. Through this prospectus (the "Prospectus"), the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Certificates (the "Unit Holders") will have the right to have their Units redeemed at a price based on the market value of the Securities (the "Redemption Value") if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption. The Trustee has not participated in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

    With the deposit of the Securities in the Trust on the Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. (The original proportionate relationships on the Date of Deposit are set forth in "Schedule of Portfolio Securities".) The original proportionate relationships are subject to adjustment under certain limited circumstances. (See: "Administration of the Trust--Portfolio Supervision".) The Sponsor is permitted under the Indenture and Agreement to deposit additional Securities, contracts to purchase additional Securities together with a letter of credit and/or cash (or a letter of credit in lieu of cash) with instructions to the Trustee to purchase additional Securities in order to create additional Units ("Additional Units"). Any such additional deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of, among other reasons, purchase requirements, price changes or unavailability of Securities. Any cash deposited with instructions to purchase Securities may be held in an interest bearing account by the Trustee. Any interest earned on such cash will be the property of the Trust. Any cash deposited with instruction to purchase Securities not used to purchase Securities and any interest not used to pay Trust expenses will be distributed to Unit Holders on the earlier of the first Distribution Date or 90 days after the Date of Deposit. Additional Units may be continuously offered for sale to the public by means of this Prospectus. Subsequent to the 90 day period following the Date of Deposit any deposit of additional Securities and cash must exactly replicate the portfolio immediately prior to such deposit. The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. Such acquisitions may tend to raise the market prices of these Securities. The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities, because the actual volume of Securities to be purchased and the supply and price of such Securities is not known.

    Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor who agrees to this will be deemed to place a new order for that number of Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first, except that indications of interest prior to the effectiveness of the registration of the offering of Trust Units which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received.

------------------------
* Reference is hereby made to said Indenture and Agreement and any statements contained herein are qualified in their entirety by the provisions of said Indenture and Agreement.

    On the Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information". Thereafter, if any Units are redeemed, the amount of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will be increased. However, if Additional Units are issued by the Trust, the aggregate value of the Securities in the Trust will be increased by amounts allocable to such Additional Units and the fractional undivided interest in the balance will be decreased. In connection with the deposit by the Sponsor of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities in order to create Additional Units, to the extent that the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security, Units (including previously issued Units) may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture and Agreement.

                                   THE TRUST

RISK FACTORS--SPECIAL CONSIDERATIONS

    An investment in Units of the Trust should be made with an understanding of the risks which an investment in publicly-traded common stock may entail, including the risk that the value of the Portfolio and hence of the Units will decline with decreases in the market value of the Securities. The Trust will be terminated and liquidated no later than the Mandatory Termination Date set forth in the "Summary of Essential Information".

    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.00 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor. As Securities are sold to pay the Deferred Sales Charge a Unit Holder's assets will be reduced and income per Unit may be reduced.

SUMMARY DESCRIPTION OF THE PORTFOLIO

    As used herein, the term "Common Stocks" refers to the common stocks (or contracts to purchase such common stocks) (any such contracts to purchase common stocks to be accompanied by an irrevocable letter of credit sufficient to perform such contracts), initially deposited in the Trust and described under "Schedule of Portfolio Securities". The term "Securities" includes any additional common stock or contracts to purchase additional common stock together with the corresponding irrevocable letter of credit, subsequently acquired by the Trust pursuant to the Indenture and Agreement.

    An investment in Units of the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of Units, will fluctuate, depending upon the full range of economic and market influences which may affect the market value of such Securities. Certain risks are inherent in an investment in equity securities, including the risk that the financial condition of one or more of the issuers of the Securities may worsen or the general condition of the common stock market may weaken. In such case, the value of the Portfolio Securities and hence the value of Units may decline. Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Such perceptions are based upon varying reactions to such factors as expectations regarding domestic and foreign economic, monetary and fiscal policies, inflation and interest rates, currency exchange rates, economic expansion or contraction, and global or regional political, economic or banking crises. In addition, investors should understand that there are certain payment risks involved in owning common stocks, including risks arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks that are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not ordinarily participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks entail less risk than common stocks. However, neither preferred nor common stocks represent an obligation or liability of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital of debt securities. The issuance of debt securities (as compared with both preferred and common stock) and preferred stock (as compared with common stock) will create prior claims for payment of principal and interest (in the case of debt securities) and dividends (in the case of preferred securities) which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), or preferred stocks which typically have liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity date and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period. The value of the Securities in the Portfolio thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Date of Deposit. The Sponsor may direct the Trustee to dispose of Securities under certain specified circumstances (see "Administration of the Trust--Portfolio Supervision"). However, Securities will not be disposed of solely as a result of normal fluctuations in market value.

    There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

OBJECTIVES AND SECURITIES SELECTION

    The objectives of the Trust are (i) to provide income and (ii) to offer above-average growth potential through an investment for approximately one year in a fixed diversified portfolio of Securities chosen in the manner described in the "Summary of Essential Information" in Part A herein. There is, of course, no guarantee that the Trust's objectives will be achieved.

    The Trust consists of such of the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and any additional Securities and/or contributed cash acquired and held by the Trust pursuant to the provisions of the Indenture together with undistributed income therefrom and undistributed cash realized from the disposition of Securities (See: "Administration of the Trust"). Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder fail and no substitute Security be acquired, the Sponsor shall cause to be refunded the sales charge relating to such security, plus the pro rata portion of the cost of the failed contract listed under "Schedule of Portfolio Securities".

    Because certain Securities from time to time may be sold or their percentage reduced under certain circumstances described herein, and because additional Securities may be deposited into the Trust from time to time, the Trust is not expected to retain for any length of time its present size and composition. (See: "Administration of the Trust--Portfolio Supervision".)

    The Trust is organized as a unit investment trust and not as a management investment company. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to improve the Trust's net asset value, and further, the Trust's Securities may be disposed of only under limited circumstances. (See: "Administration of the Trust-- Portfolio Supervision".)

    There is no assurance that any dividends will be declared or paid in the future on the Securities initially deposited or to be deposited subsequently in the Trust.

DISTRIBUTION


    The Record Dates and the Distribution Dates are set forth in Part A hereto. (See: "Summary of Essential Information".) The distributions will be an amount equal to such Unit Holder's pro rata portion of the amount of dividend income received by the Trust and proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any (less the Trustee's fees, Sponsor's portfolio supervision fees and expenses). Distributions for the account of beneficial owners of Units registered in "street name" and held by the Sponsor will be made to the investment account of such beneficial owners maintained with the Sponsor. Whenever required for regulatory or tax purposes or if otherwise directed by the Sponsor, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates declared by the Trustee.


                            TAX STATUS OF THE TRUST

In the opinion of Cahill Gordon & Reindel, special counsel for the Sponsor, under existing Federal income tax law:

        The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.


        Each Unit Holder will be considered the owner of a pro rata portion of each asset in the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code"). The total tax cost of each Unit will equal the cost of Units (including the up front sales charge) plus the amount of organizational expenses borne by the Unit Holder. A Unit Holder should determine the tax cost for each asset represented by the Holder's Units by allocating the total cost for such Units (including the Initial Sales Charge) among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units. The proceeds received by a Unit Holder upon termination of the Trust or redemption of Units will reflect the actual amounts paid to them, net of the Deferred Sales Charge. The relevant tax reporting forms sent to Unit Holders will reflect the actual amounts paid to them, net of the Deferred Sales Charge. Accordingly, Unit Holders should not increase the total cost for their Units by the amount of the Deferred Sales Charge.



        A Unit Holder will be considered to have received all of the dividends paid on the Holder's pro rata portion of each Security when such dividends are received by the Trust including the portion of such dividend used to pay ongoing expenses and organizational expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as though the dividend paying stock were held directly by the corporate Unit Holder. An individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for the Holder's pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by the Unit Holder, but only to the extent that this amount together with the Unit Holder's other miscellaneous deductions exceeds 2% of the Holder's adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

        Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to the Holder's agent) of such Holder's PRO RATA share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Securities so distributed will be equal to the Holder's basis for the same Securities (previously represented by the Holder's Units) prior to such distribution and the holding period for such Securities will be the shorter of the period during which the Unit Holder held the Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Unit Holder disposes of such Securities in a taxable transfer.

        Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit Holders.


    If the proceeds received by the Trust upon the sale or redemption of an underlying Security exceed a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a taxable gain to the extent of such excess. Conversely, if the proceeds received by the Trust upon the sale or redemption of an underlying Security are less than a Unit Holder's adjusted tax cost allocable to the Security disposed of, that Unit Holder will realize a loss for tax purposes to the extent of such difference except that upon reinvestment of proceeds in a New Series the Internal Revenue Service may seek to disallow such loss to the extent that the underlying securities in each trust are substantially identical and the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Code, net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) of individuals, estates and trusts is subject to a maximum nominal tax rate of 28%. Such net capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The maximum lower net capital gain rate will be unavailable to those Unit Holders who have held their units for less than a year and a day as of the Mandatory Termination Date (or earlier termination of the Trust) or any day on which a Unit Holder's units are exchanged or rolled over.


    Each Unit Holder should consult his, her or its tax advisor with respect to the application of the above general information to his, her or its own personal situation.

                                RETIREMENT PLANS

    Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation relating thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

    A qualified retirement plan provides employee retirement benefits and is funded by contributions from the employer (including contributions by a self-employed individual, in which case the plan is sometimes called a Keogh plan). The contributions are, within limits, deductible in determining the taxable income of the contributing employer for Federal income tax purposes. Income received by the plan is not taxed when received by it (nor are plan losses deductible), but distributions from the plan are generally included in ordinary income of the distributee upon receipt. A lump sum payout of the entire amount held in such a plan can, however, be eligible for 5 or 10 year averaging.

    An individual retirement account (an "IRA") is similar to a qualified retirement plan but contributions to an IRA up to $2,000 per year ($2,250 if at least $250 is contributed for the benefit of the worker's non-earning spouse) are generally made by an individual from earned income, rather than by an employer. An individual is permitted to contribute to an IRA even though he or she is also covered by a qualified retirement plan; but, in the case of higher-income individuals who are active participants in a qualified retirement plan, IRA contributions are neither currently deductible nor taxed when paid out by the IRA (although income earned in the IRA is taxed as ordinary income when distributed). The IRA beneficiary must not have attained age 70 1/2 by the close of the taxable year for which an IRA contribution is made; and 5 and 10 year averaging is not allowable for IRA distributions.

    Distributions from qualified retirement plans must begin in minimum amounts no later than the April 1 following the calendar year in which the employee attains age 70 1/2 or within 5 years after his or her prior death if death occurs before distributions begin (with later distribution allowed for a surviving spouse and with lifetime annuity-type payouts to any beneficiary permitted). Minimum required distributions from IRAs are governed by similar rules.

    Forms and arrangements for establishing qualified retirement plans and IRAs are available from the Sponsor, as well as from other brokerage firms, other financial institutions and others. Fees and charges with respect to such plans and IRAs are not uniform and may vary from time to time as well as from institution to institution.

    Distributions received from a qualified retirement plan or IRA before the employee attains age 59 1/2 are subject to a 10% additional tax, unless the distribution is (i) made on or after the employee's death, (ii) attributable to his disablement, (iii) in the nature of a life annuity, (iv) made to the employee after separation from service after attainment of age 55, or (v) made for other reasons specified in the law. Qualifying distributions from a qualified retirement plan or from an IRA may, however, be rolled over or transferred to another qualified retirement plan or IRA under specified circumstances.

    The foregoing information is of a general nature, does not purport to be complete and relates only to the Federal income tax rules applicable to qualified retirement plans and IRAs. State and local tax rules and foreign tax regimes may treat qualified retirement plans and IRAs differently. Anyone contemplating establishing a qualified retirement plan or IRA or investing funds of such a plan or IRA in Trust units should consult his, her or its tax advisor with respect to the tax consequences of any such action and the application of the foregoing general tax information to his, her or its particular situation.

                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE


    The Public Offering Price of the Units is calculated daily and is computed by adding to the aggregate market value of the Portfolio Securities (as determined by the Trustee) next computed after receipt of a purchase order, divided by the number of Units outstanding, the sales charge shown in "Summary of Essential Information". Commissions and any other transactional costs, if any, incurred by the Sponsor in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units will be added to the Public Offering Price. After the initial Date of Deposit, a proportionate share of amounts in the Income Account and
Principal Account and amounts receivable in respect of stocks trading ex-dividend (other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units) is added to the Public Offering Price. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, an amount equal to the dividend that would be received if such stock were to receive a dividend will be added to the Public Offering Price. The Public Offering Price per Unit is calculated to five decimal places and rounded up or down to three decimal places. The Public Offering Price on any particular date will vary from the Public Offering Price on the Date of Deposit (set forth in the "Summary of Essential Information") in accordance with fluctuations in the aggregate market value of the Securities, the amount of available cash on hand in the Trust and the amount of certain accrued fees and expenses.


    As more fully described in the Indenture, the aggregate market value of the Securities is determined on each business day by the Trustee based on closing prices on the day the valuation is made or, if there are no such reported prices, by taking into account the same factors referred to under "Redemption--Computation of Redemption Price". Determinations are effective for transactions effected subsequent to the last preceding determination.

    The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($20.00 per 100 Units) from the aggregate sales charge. The Initial Sales Charge paid by a Unit Holder may be more or less than the Initial Sales Charge on the Date of Deposit based on the fluctuation of the value of the Securities on the date of purchase. The Initial Sales Charge is deducted from the purchase price at the time of purchase. The Deferred Sales Charge will initially be $20.00 per 100 Units but will be reduced each month by one tenth; the Deferred Sales Charge will be paid through monthly payments of $2.00 per 100 Units per month commencing on the first Deferred Sales Charge Payment Date as shown on page (ii) through the sale of Securities on each such date or distribution of cash available for such payment. To the extent the entire Deferred Sales Charge has not been so paid at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $25,000 or more, the Initial Sales Charge is reduced on a graduated basis as shown below under "Volume Discount". Units purchased pursuant to the Reinvestment Program are subject only to any remaining Deferred Sales Charge payments (see "Reinvestment Program").

PUBLIC DISTRIBUTION

    Units issued on the Date of Deposit and Additional Units issued in respect of additional deposits of Securities will be distributed to the public by the Sponsor and through dealers at the Public Offering Price determined as provided above. Unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price determined as provided above.

    The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers during the initial offering period will be made at prices which reflect a concession of 70% of the applicable sales charge, subject to change from time to time. In addition, sales of Units may be made pursuant to distribution arrangements with certain banks and/or other entities subject to regulation by the Office of the Comptroller of the Currency which are acting as agents for their customers. These banks and/or entities are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to such banks or entities in an amount equal to the fee customarily received by an agent for acting in such capacity in connection with the purchase of Units. The Glass-Steagall Act prohibits banks from underwriting certain securities, including Units of the Trust; however, this Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are impermissible under this Act. In Texas, as well as certain other states, any bank making Units available must be registered as a broker-dealer in that State. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SECONDARY MARKET

    While not obligated to do so, it is the Sponsor's present intention to maintain, at its expense, a secondary market for Units of this series of the Dean Witter Select Equity Trust and to continuously offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor's Repurchase Price is computed by adding to the aggregate value of the Securities in the Trust, any cash on hand in the Trust including dividends receivable on stocks trading ex-dividend (other than money required to redeem tendered Units and cash deposited by the Sponsor to purchase Securities or cash held in the Reserve Account) and deducting therefrom expenses of the Trustee, Sponsor, counsel and taxes, if any, any remaining unpaid portion of the Deferred Sales Charge and cash held for distribution to Unit Holders of record as of a date on or prior to the evaluation; and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation. In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the Trust's estimated costs of liquidating the Securities to meet redemption requests. There is no sales charge incurred when a Unit Holder sells Units back to the Sponsor other than the payment of the unpaid portion of the Deferred Sales Charge. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of such Units will belong to the Sponsor.

    If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price. In such event, although under no obligation to do so, the Sponsor may, as a service to Unit Holders, offer to repurchase Units at the "Redemption Price". Alternatively, Unit Holders may redeem their Units through the Trustee.

PROFIT OF SPONSOR

    The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (for a description of such profit (or loss) and the amount of such difference on the initial Date of Deposit see: "Schedule of Portfolio Securities"). The Sponsor may realize a similar profit (or loss) in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business and may be of benefit to the Sponsor.

    The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units (such prices include a sales charge) or the prices at which the Sponsor redeems such Units, as the case may be.

VOLUME DISCOUNT

    Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced, or may discontinue the discount altogether.

    The sales charge of 2.90% of the Public Offering Price will be reduced pursuant to the following graduated scale for sales to any person of at least $25,000 during the Initial Offering Period but shall not be less than the Deferred Sales Charge. The sales charge in the secondary market, which will be reduced pursuant to the following graduated scale, consists of an Initial Sales Charge and the remaining portions of the Deferred Sales Charge. The reductions indicated will be applied to the Initial Sales Charge.


                                                                       SALES CHARGE
                                          ----------------------------------------------------------------------
                                                                        PERCENT OF             DOLLAR AMOUNT
                                                PERCENT OF          THE AMOUNT INVESTED      DEFERRED PER 100
                                          PUBLIC OFFERING PRICE        IN SECURITIES               UNITS
                                          ----------------------   ---------------------   ---------------------
Less than $25,000.......................              2.90%                    2.925%              $  20.00
$25,000 to $49,999......................              2.75                     2.769                  20.00
$50,000 to $99,999......................              2.50                     2.511                  20.00
$100,000 to $249,999....................              2.25                     2.254                  20.00
$250,000 or more........................        *                        *                            20.00
------------------------
 *Deferred Sales Charge only.


    The reduced sales charges as shown on the chart above will apply to all purchases of Units of this Trust on any one day by the same person, partnership or corporation (other than a dealer), in the amounts stated herein.

    Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

    The dealer concession will be 70% of the sales charge per Unit.

                                   REDEMPTION

RIGHT OF REDEMPTION

    One or more Units represented by a Certificate may be redeemed at the Redemption Price upon tender of such Certificate to the Trustee at its unit investment trust office in the City of New York, properly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Trustee (as set forth in the Certificate), and executed by the Unit Holder or its authorized attorney. A Unit Holder may tender its Units for redemption at any time after the settlement date for purchase, whether or not it has received a definitive Certificate. The Redemption Price per Unit is calculated as set forth under "Computation of Redemption Price". There is no sales charge incurred when a Unit Holder tenders its Units to the Trustee for redemption other than the payment of any Deferred Sales Charge then due.

    On the third business day following the tender to the Trustee of Certificates representing Units to be redeemed the Unit Holder will be entitled to receive monies per Unit equal to the Redemption Price per Unit as determined by the Trustee as of the Evaluation Time on the date of tender.

    During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the next Business Day following such presentation.

    Units will be redeemed by the Trustee solely in cash for any one Unit Holder tendering less than 2,500 Units. With respect to redemption requests regarding at least 2,500 Units, the Sponsor may determine, in its discretion, to direct the Trustee to redeem Units "in kind" by distributing Portfolio Securities to the redeeming Unit Holder. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Unit Holders redeeming "in kind" will receive an amount and value of Trust Securities per Unit equal to the Redemption Price Per Unit as determined as of the Evaluation Time next following the tender as set forth herein under "Computation of Redemption Price" below. The distribution "in kind" for redemption of Units will be held by the Trustee for the account of, and for disposition in accordance with the instructions of, the tendering Unit Holder. The tendering Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities, plus cash equal to the Unit Holder's pro rata share of the cash balance of the Income and Principal Accounts and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. The Trustee, in connection with implementing the redemption "in kind" procedures outlined above, may make any adjustments necessary to reflect differences between the Redemption Price of Units and the value of the Securities distributed "in kind" as of the date of tender. If the Principal Account does not contain amounts sufficient to cover the required cash distribution to the tendering Unit Holder, the Trustee is empowered to sell Securities in the Trust Portfolio in the manner discussed below. A Unit Holder receiving redemption distributions of Securities "in kind" may incur brokerage costs and odd-lot charges in converting Securities so received into cash. The Trustee will assess transfer charges to Unit Holders taking Securities "in kind" according to its usual practice.

    The portion of the Redemption Price which represents the Unit Holder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. The Trustee is authorized by the Agreement to sell Securities in order to provide funds for redemption. To the extent Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at the time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unit Holder may be more or less than the purchase price originally paid by such Unit Holder, depending on the value of the Securities in the Portfolio at the time of redemption. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. Such excess proceeds will be distributed pro rata to all remaining Unit Holders of record on the next following Record Date.

    Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. If not so instructed by the Sponsor, the Trustee will select the Securities to be sold so as to maintain, as closely as practicable, the proportionate relationship between the number of shares of each Security in the Trust.

COMPUTATION OF REDEMPTION PRICE

    The Trust Evaluation per Unit is determined as of the Evaluation Time stated under "Summary of Essential Information" above and (a) semiannually, on the last Business Day of each of the months of June and December, (b) on the day on which any Unit of the Trust is tendered for redemption (unless tender is made after the Evaluation Time on such day, in which case Tender shall be deemed to have been made on the next day subsequent thereto on which the New York Stock Exchange is open for trading) and (c) on any other Business Day desired by the Sponsor or the Trustee, (1) by adding:

        a. The aggregate value of Securities in the Trust, as determined by the Trustee;

        b. Cash on hand in the Trust, including dividends receivable on stocks trading ex-dividend, other than money deposited to purchase Securities or money credited to the Reserve Account;

        c.  All other assets of the Trust.

    (2) and then, by deducting from the resulting figure: amounts representing any applicable taxes or governmental charges payable by the Trust for the purpose of making an addition to the reserve account (as defined in the Agreement, the "Reserve Account"), amounts representing estimated accrued fees and expenses of the Trust (including legal and auditing expenses), amounts representing unpaid fees of the Trustee, the Sponsor and counsel, any remaining unpaid portion of the Deferred Sales Charge and monies held to redeem tendered Units and for distribution to Unit Holders of record as of the Business Day prior to the Evaluation being made on the days or dates set forth above and then;

    (3) by dividing the result of the above computation by the total number of Units outstanding on the date of such Evaluation. The resulting figure equals the Redemption Price for each Unit.

    In addition, after the initial offering period, the Redemption Price will be reduced to reflect the Trust's estimated costs of liquidating the Securities to meet the redemption.

    The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such valuation shall be based on the closing price on such Exchange which is the principal market thereof deemed to be the New York Stock Exchange if the Securities are listed thereon (unless the Trustee deems such price inappropriate as a basis for valuation). If the Securities are not so listed, or, if so listed and the principal market therefor is other than such exchange or there is no closing price on such exchange, such valuation shall be based on the closing price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for valuation) or if there is no such closing price, by any of the following methods which the Trustee deems appropriate: (i) on the basis of current bid prices of such Securities as obtained from investment dealers or brokers (including the Depositor) who customarily deal in securities comparable to those held by the Trust, or (ii) if bid prices are not available for any of such Securities, on the basis of bid prices for comparable securities, or (iii) by appraisal of the value of the Securities on the bid side of the market or by such other appraisal as is deemed appropriate, or (iv) by any combination of the above.

POSTPONEMENT OF REDEMPTION

    The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption (i) for any period during which the New York Stock Exchange, Inc. is closed, other than for customary weekend and holiday closings, or (ii) for any period during which, as determined by the Securities and Exchange Commission, either trading on the New York Stock Exchange, Inc. is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or (iii) for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

                                EXCHANGE OPTION

    Unit Holders of any Dean Witter Select Trust or any holders of units of any other unit investment trust (collectively, "Holders") may elect to exchange any or all of their units for units of one or more of any series of the Dean Witter Select Equity Trust or for units of any other Dean Witter Select Trusts, that may from time to time be made available for such exchange by the Sponsor (the "Exchange Trusts"). Such an exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. Such units may be acquired at prices based on reduced sales charges per unit. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related to advice, financial planning and operational expense required for the Exchange Option. The following Exchange Trusts are currently available: the Dean Witter Select Municipal Trust, the Dean Witter Select Government Trust, the Dean Witter Select Equity Trust, the Dean Witter Select Investment Trust and the Dean Witter Select Corporate Trust.

    Each Exchange Trust has different investment objectives: a Holder should read the Prospectus for the applicable Exchange Trust carefully to determine the investment objective prior to exercise of this option.

    This option will be available provided the Sponsor maintains a secondary market in units of the applicable Exchange Trust and provided that units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the state in which the Holder is a resident. While it is the Sponsor's present intention to maintain a secondary market for the units of Exchange Trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date in which a Holder wishes to sell or exchange Units; thus, there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. Sixty days notice will be given prior to the date of the termination of or a material amendment to the Exchange Option except that no notice need be given in certain circumstances approved by the Securities and Exchange Commission. In the event the Exchange Option is not available to a Unit Holder at the time such Unit Holder wishes to exercise such option, the Unit Holder will be immediately notified and no action will be taken with respect to such tendered Units without further instruction from the Unit Holder.

    Exchanges will be affected in whole units only. Any excess proceeds from the surrender of a Unit Holder's Units will be returned. Alternatively, Unit Holders will be permitted to make up any difference between the amount representing the Units being submitted for exchange and the amount representing the units being acquired up to the next highest number of whole units.

    An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange, except that, upon an exchange of Units for units of any series of the Exchange Trusts which are grantor trusts for U.S. federal income tax purposes the Internal Revenue Service may seek to disallow any loss incurred upon such exchange to the extent that the underlying securities in each Trust are substantially identical and the purchase of the units of an Exchange Trust takes place less than thirty-one days after the sale of the Units. In order to avoid the potential disallowance of losses for tax purposes, a Unit Holder may notify the Sponsor that the Unit Holder desires to purchase units of the Exchange Trust on the thirty-first day after the day of the sale of the Units exchanged. The proceeds of the Units surrendered will be deposited in the Unit Holder's brokerage account at the Sponsor and may be withdrawn at any time. Cash from the account will be utilized to purchase units of the Exchange Trust on the thirty-first day after the day of sale of the Units exchanged in accordance with the procedures set forth above. A Unit Holder may revoke the order to purchase at any time prior to the purchase on the thirty-first day by calling his financial advisor. Units will be purchased at a price based upon the net asset value per unit plus the applicable sales charge of 2.0%. However, there can be no assurance that a market for units will exist on such date or that units will be available for purchase on such date. If units are unavailable, the Sponsor may acquire units in the secondary market or create units as soon as possible thereafter, which units will be sold by the Sponsor based on the net asset value on the date of purchase of the units plus the applicable sales charge of 2.0%. The order does not create a contract or option to acquire units. If units are not held in the Sponsor's inventory on the 31st day or if the Sponsor does not create additional units or is unable to acquire units in the secondary market, units of the Exchange Trust will not be purchased and the cash will remain in the Unit Holder's account. A Unit Holder who exchanges Units of one Trust for units of another Trust should consult his or her tax advisor regarding the extent to which such exchange results in the recognition of a loss for Federal and/or state or local income tax purposes.

    To exercise the Exchange Option, a Unit Holder should notify the Sponsor of the desire to acquire units of one or more of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, the Unit Holder may select the series or group of series for which the Units are to be exchanged. The Unit Holder will be provided with a current prospectus or prospectuses relating to each series in which interest is indicated.

    The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based upon the aggregate bid side evaluation per Unit of the Securities in the Portfolio. Units of the Exchange Trust will be sold to the Unit Holder at a price equal to the net asset value based on the offering or bid side evaluation (as applicable) per unit of the securities in the Exchange Trust's Portfolio, plus accrued interest, if any, and the applicable sales charge of 2.0% of the Public Offering Price per Unit. If the Exchange Trust is a series of Dean Witter Select Equity Trust, Select 10 Industrial Portfolio Series or Select 5 Industrial Portfolio Series the applicable sales charge on such Trust will be the Deferred Sales Charge of such Trust which may be more or less than 2.0% of the Public Offering Price.


                              REINVESTMENT PROGRAM


    Unit Holders may elect to have the distributions with respect to their Units automatically reinvested in additional Units of the Trust subject only to any remaining portions of the Deferred Sales Charge. (Reinvestment Units are not subject to the Initial Sales Charge.) The Unit Holder may participate in the Trust's reinvestment program (the "Program") by filing with the Trustee a written notice of election. The Program may be terminated at any time without notice. The Unit Holder's completed notice of election to participate in the Program must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order for the Program to be in effect as to such distribution. Elections may be modified or revoked on similar notice.

    Such distributions, to the extent reinvested in the Trust, will be used by the Trustee at the direction of the Sponsor in one or both of the following manners. (i) The distributions may be used by the Trustee to purchase Units of this Series of the Trust held in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program.
(ii) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust (as described in "Prospectus Part B--Introduction.") The additional Securities with any necessary cash will be deposited by the Sponsor with the Trustee in exchange for new Units. The distributions may then be used by the Trustee to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on (or as soon as possible after) the close of business on the Distribution Date. (See "Public Offering of Units--Public Offering Price.") The Units so purchased by the Trustee will be issued or credited to the accounts of Unit Holders participating in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or it is no longer deemed practical to create additional Units.

    No fractional Units will be issued under any circumstances. If, after the maximum number of full Units has been issued or credited at the applicable price, there remains a portion of the distribution which is not sufficient to purchase a full Unit at such price, the Trustee will distribute such cash to Unit Holders. The cost of administering the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.

                             RIGHTS OF UNIT HOLDERS

UNIT HOLDERS

    A Unit Holder is deemed to be a beneficiary of the Trust created by the Indenture and Agreement and vested with all right, title and interest in the Trust created therein. A Unit Holder may at any time tender its Certificate to the Trustee for redemption.

    Ownership of Units is evidenced by registered Certificates of Beneficial Interest issued in denominations of one or more Units and executed by the Trustee and the Sponsor. These Certificates are transferable or interchangeable upon presentation at the unit investment trust office of the Trustee, properly endorsed or accompanied by an instrument of transfer satisfactory to the Trustee and executed by the Unit Holder or its authorized attorney, together with the payment of $2.00, if required by the Trustee, or such other amount as may be determined by the Trustee and approved by the Sponsor, and any other tax or governmental charge imposed upon the transfer of Certificates. The Trustee will replace any mutilated, lost, stolen or destroyed Certificate upon proper identification, satisfactory indemnity and payment of charges incurred. Any mutilated Certificate must be presented to the Trustee before any substitute Certificate will be issued.

    Under the terms and conditions and at such times as are permitted by the Trustee, Units may also be held in uncertificated form. The rights of any holder of Units held in uncertificated form shall be the same as those of any other Unit Holder.

CERTAIN LIMITATIONS

    The death or incapacity of any Unit Holder will not operate to terminate the Trust nor entitle the legal representatives or heirs of such Unit Holder to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

    No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust. (See: "Administration of the Trust--Amendment" and "Administration of the Trust--Termination".) Unit Holders shall have no right to control the operation or administration of the Trust in any manner, except upon the vote of 51% of the Unit Holders outstanding at any time for purposes of amendment, or termination of the Trust or discharge of the Trustee, all as provided in the Agreement; however, no Unit Holder shall ever be under any liability to any third party for any action taken by the Trustee or Sponsor. Unit Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. The Trustee, as holder of the Securities, will have the right to vote all of the voting Securities held in the Trust, and will vote such Securities in accordance with the instructions of the Sponsor, if given, otherwise the Trustee shall vote as it, in its sole discretion, shall determine.

                              EXPENSES AND CHARGES

EXPENSES

    All or a portion of the organizational expenses and charges incurred in connection with the establishment of the Trust including the cost of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, Federal and State registration fees and costs, the initial fees and expenses of the Trustee and legal and auditing expenses will be paid by the Trust and amortized over the life of the Trust. Historically, the costs of establishing unit investment trusts have been borne by a trust's sponsor. Advertising and selling expenses will be paid by the Sponsor at no cost to the Trust.

FEES

    The Sponsor's fee, earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the computation period. The Sponsor's fee is as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust, but at no time will the total amount the Sponsor receives for portfolio supervisory services rendered to all series of the Dean Witter Select Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

    Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives the fee set forth in "Summary of Essential Information". Certain regular expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust.

    The Sponsor's fee, the Trustee's fees and the Trust expenses accrue daily but are payable only on or before each Distribution Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if no longer published, a similar index. The Trustee, pursuant to normal banking procedures, also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Indenture and Agreement.

OTHER CHARGES

    The following additional charges are or may be incurred by the Trust as more fully described in the Indenture and Agreement: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith, wilful malfeasance or wilful misconduct on its part or reckless disregard of its obligations and duties, (f) indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, wilful malfeasance or wilful misconduct or reckless disregard of its obligations and duties, (g) expenditures incurred in contacting Unit Holders upon termination of the Trust, and (h) brokerage commissions or charges incurred in connection with the purchase or sale of Securities.

    The fees and expenses set forth herein are payable out of the Trust and when so paid by or owing to the Trustee are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. To the extent Securities are sold, the size of the Trust will be reduced and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                          ADMINISTRATION OF THE TRUST

RECORDS AND ACCOUNTS


    The Trustee will keep records and accounts of all transactions of the Trust at its unit investment trust office at 770 Broadway, New York, New York 10003. These records and accounts will be available for inspection by Unit Holders at reasonable times during normal business hours. The Trustee will additionally keep on file for inspection by Unit Holders an executed copy of the Indenture and Agreement together with a current list of the Securities then held in the Trust. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee is authorized to use the services of Depository Trust Company. These services would include safekeeping of the Securities, coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


DISTRIBUTION


    Dividends payable to the Trust as a holder of record of its Securities are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends. Other receipts, including return of investment and gain and amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio, are credited to a Principal Account. Any distribution for each Unit Holder as of a Record Date will be made on the next following Distribution Date or shortly thereafter and shall consist of an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus such Holder's pro rata share of the distributable cash balance of the Principal Account. Proceeds received from the disposition of any of the Securities which are not used for redemption of Units will be held in the Principal Account to be distributed on the Distribution Date following receipt of such proceeds. No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 100 Units outstanding. A Reserve Account may be created by the Trustee by withdrawing from the Income or Principal Accounts, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture are non-interest bearing to Unit Holders.



    On each Deferred Sales Charge Payment Date Securities will be sold pro rata in an amount equal to $2.00 per 100 Units to pay the Deferred Sales Charge and the proceeds will be distributed to the Sponsor.


    The Trustee will follow a policy that it will place securities acquisition or disposition transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor may act as broker therein and receive commissions thereon if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

PORTFOLIO SUPERVISION

    The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, split-off or split-up by the issuer of a Security included in the original portfolio, the Trust may hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits. The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described below are governed solely by the provisions of the Indenture and Agreement. The Sponsor may direct the Trustee to dispose of Securities upon failure of the issuer of a Security in the Trust to declare or pay anticipated cash dividends, institution of certain materially adverse legal proceedings, default under certain documents materially and adversely affecting future declaration or payment of dividends, or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trust detrimental to the interests of the Unit Holders. The Sponsor will direct the Trustee to sell Securities to pay portions of the Deferred Sales Charge. Except as otherwise discussed herein, the acquisition of any Securities for the Trust other than those initially deposited and deposited in order to create additional Units, is prohibited. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for the redemption of Units in eligible money market instruments selected by the Sponsor which will include only negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and U.S. Treasury notes or bills (which shall be held until the maturity thereof) each of which matures prior to the earlier of the next following Distribution Date or 90 days after receipt, the principal thereof and interest thereon (to the extent such interest is not used to pay Trust expenses) to be distributed on the earlier of the 90th day after receipt or the next following Distribution Date.

    During the life of the Trust, the Sponsor, as part of its administrative responsibilities, shall conduct reviews to determine whether or not to recommend the disposition of Securities. In addition, the Sponsor shall undertake to perform such other reviews and procedures as it may deem necessary in order for it to give the consents and directions, including directions as to voting on the underlying Securities, required by the Indenture and Agreement. For the administrative services performed in making such recommendations and giving such consents and directions, and in making the reviews called for in connection therewith the Sponsor shall receive the portfolio supervisory fee referred to under "Summary of Essential Information".

VOTING OF THE PORTFOLIO SECURITIES

    Pursuant to the Indenture and Agreement, voting rights with respect to the Portfolio Securities and Replacement Securities, if any, will be exercised by the Trustee in accordance with the Indenture or the directions given by the Sponsor.

REPORTS TO UNIT HOLDERS

    With each distribution, the Trustee will furnish to Unit Holders a statement of the amount of income and other receipts distributed, including the proceeds of the sale of the Securities (including the sale of any Securities to pay portions of the Deferred Sales Charge), expressed in each case as a dollar amount per Unit.

    Within a reasonable period of time after the last Business Day in each calendar year, but not later than February 15, the Trustee will furnish to each person who at any time during such calendar year was a Unit Holder of record a statement setting forth:

        1.  As to the Income and Principal Account:

           (a) the amount of income received on the Securities;

           (b) the amount paid for redemption of Units;

           (c) the deductions for applicable taxes or other governmental charges, if any, and fees and expenses of the Sponsor, the Trustee and counsel;

           (d) the deductions of portions of the Deferred Sales Charge;

           (e) the amounts distributed from the Income Account;

           (f)   any other amount credited  or deducted from the Income Account;
       and

           (g) the net amount remaining after such payments and deductions expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year.

        2.  The following information:

           (a) a list of the Securities as of the last business day of such calendar year;

           (b) the number of Units outstanding as of the last business day of such calendar year;

           (c) the Unit Value (as defined in the Agreement) based on the last Evaluation made during such calendar year; and

           (d) the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

AMENDMENT

    The Indenture and Agreement may be amended from time to time by the Trustee and the Sponsor or their respective successors, without the consent of any of the Unit Holders (a) to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein; (b) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency exercising similar authority; or (c) to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders; provided, that the Indenture and Agreement may also be amended from time to time by the parties thereto (or the performance of any of the provisions of this Indenture and Agreement may be waived) with the expressed written consent of Unit Holders evidencing 51% of the Units at the time outstanding under the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders; provided, further however, that the Indenture and Agreement may not be amended (nor may any provision thereof be waived) so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part II of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of Additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to engage in business or investment activities not specifically authorized in the Indenture and Agreement as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes.

TERMINATION

    The  Indenture  and Agreement  provides that  the  Trust will  be liquidated during the Liquidation Period as set forth under "Summary of Essential Information" and terminated at the end of such period. Additionally, if the value of the Trust as shown by any Evaluation is less than forty percent (40%) of the value of the Securities deposited in the Trust on the Date of Deposit and thereafter, the Trustee will, if directed by the Sponsor in writing, terminate the Trust. The Trust may also be terminated at any time by the written consent of Unit Holders owning 51% or more of the Units then outstanding. Unit Holders will receive their final distributions (that is, their pro rata distributions realized from the sale of Portfolio Securities plus any other Trust assets, less Trust expenses) according to their Election Instructions. The Election Instructions will provide for the following distribution options: (1) cash distributions; (2) distributions "in kind" available only to any Unit Holder owning at least 2,500 Units; or (3) to invest the distributions attributable to the Unit Holder in units of a subsequent series of the Dean Witter Select Equity Trust as designated by the Sponsor (the "New Series") if such New Series is offered at such time (the "Rollover Option"). Unit Holders who do not tender properly completed Election Instructions to the Trustee will be deemed to have elected a cash distribution.

    CASH OR "IN KIND" DISTRIBUTIONS. Unit Holders holding less than 2,500 Units will receive distributions in respect of their Units at termination solely in cash. Unit Holders holding at least 2,500 Units may indicate to the Trustee that they wish to receive termination distributions "in kind", by returning to the Trustee properly completed Election Instructions distributed by the Trustee to such Unit Holders of record 45 days prior to the Termination Date. The Trustee will duly honor such election instructions received on or before the Mandatory Termination Date. Such Unit Holder will be entitled to receive whole shares of each of the underlying Portfolio Securities and cash from the Principal Account equal to the fractional shares to which such tendering Unit Holder is entitled. A Unit Holder receiving distributions of Securities "in kind" may incur brokerage and odd-lot costs in converting Securities so received into cash. The Trustee will transfer the Securities to be delivered in kind to the account of, and for disposition in accordance with the instructions of, the Unit Holder.

    THE ROLLOVER OPTION. A Unit Holder may elect to invest the distributions attributable to the Unit Holder in units of a New Series subject only to the deferred sales charge of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately one year after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unit Holder of units of a New Series, such Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

    METHOD OF SECURITIES DISPOSAL. The Trustee will begin to sell the remaining Securities held in the Trust on the next business day following the In-Kind Date. Since the Trust is not managed, Securities in the Portfolio must be sold in accordance with the Indenture, which provides for sales over a period of days or on any one day during the Liquidation Period set forth in the "Summary of Essential Information". Daily proceeds of such sales will be deposited into the Trust, will be held in a non-interest bearing account until distributed and will be of benefit to the Trustee. The sales of Portfolio Securities may tend to depress the market prices for such Securities and thus reduce the proceeds available to Unit Holders. The Sponsor believes that gradual liquidation of Securities during the Liquidation Period may mitigate negative market price consequences stemming from the trading of large volumes of Securities over a short period of time. There can be no assurance, however, that such procedures will effectively mitigate any adverse price consequences of heavy volume trading or that such procedures will produce a better price for Unit Holders than might have been obtained had all the Securities been sold on one particular day during the Liquidation Period.

    The Trustee will, after deduction of brokerage charges and costs incurred in connection with the sale of Securities, any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the

Trust, distribute to each Unit Holder, upon surrender for cancellation of its Certificate after due notice of such termination, such Unit Holder's pro rata share in the Income and Principal Accounts. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unit Holder upon termination may be less than the amount paid by such Unit Holder for Units.

    Section 17(a) of the Investment Company Act of 1940 restricts purchases and sales between affiliates of registered investment companies and those companies. Pursuant to a recent exemptive order, each terminating Select 5 Industrial Portfolio Series can sell securities to the next Series if those securities continue to meet the Select 5 Strategy. The exemption will enable each Series to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the securities are principally traded, as certified and confirmed by the Trustee of each Series.

                       RESIGNATION, REMOVAL AND LIABILITY

REGARDING THE TRUSTEE

    The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities in the Trust, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Securities by the Trustee. However, the Trustee shall be liable for wilful misfeasance, bad faith or negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. In the event of a failure of the Sponsor to act, the Trustee may act under the Indenture and Agreement and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust or in respect of the Securities or the interest thereon. The Agreement also contains other customary provisions limiting the liability of the Trustee and providing for the indemnification of the Trustee for any loss or claim accruing to it without negligence, bad faith, wilful misconduct, wilful misfeasance or reckless disregard of its duties and obligations under the Agreement on its part.

    The Trustee or any successor may resign by executing an instrument in writing, filing the same with the Sponsor and mailing a copy of such notice of resignation to all Unit Holders then of record. Upon receiving such notice the Sponsor will use its best efforts to appoint a successor Trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or upon the determination of the Sponsor (i) that a material deterioration in the creditworthiness of the Trustee or (ii) one or more negligent acts on the part of the Trustee having a materially adverse effect has occurred such that replacement of the Trustee is in the best interest of the Unit Holders the Sponsor may remove the Trustee and appoint a successor as provided in the Agreement. If within 30 days of the resignation of a Trustee no successor has been appointed or, if appointed, has not accepted the appointment, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee.

REGARDING THE SPONSOR

    The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Nor shall the Sponsor be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for its own wilful misfeasance, wilful misconduct, bad faith, gross negligence or reckless disregard of its duties and obligations under the Agreement.

    If at any time the Sponsor shall resign under the Agreement or shall fail or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Agreement directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, or (2) terminate the Trust Indenture and Agreement and the Trust and liquidate the Trust.The Trustee will promptly notify Unit Holders of any such action.

                                 MISCELLANEOUS

SPONSOR

    Dean Witter Reynolds Inc. ("Dean Witter") is a corporation organized under the laws of the State of Delaware and is a principal operating subsidiary of Dean Witter, Discover & Co. ("DWDC"), a publicly-held corporation. Dean Witter is a financial services company that provides to its individual, corporate, and institutional clients services as a broker in securities and commodities, a dealer in corporate, municipal, and government securities, an investment banker, an investment adviser, and an agent in the sale of life insurance and various other products and services. Dean Witter is a member firm of the New York Stock Exchange, the American Stock Exchange, the Chicago Board Options Exchange, other major securities exchanges and the National Association of Securities Dealers, and is a clearing member of the Chicago Board of Trade, the Chicago Mercantile Exchange, the Commodity Exchange Inc., and other major commodities exchanges. Dean Witter is currently servicing its clients through a network of approximately 375 domestic and international offices with approximately 7,500 account executives servicing individual and institutional client accounts.

TRUSTEE


    The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


LEGAL OPINIONS

    The legality of the Units offered hereby has been passed upon by Cahill Gordon & Reindel, a partnership including a professional corporation, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                                    AUDITORS

    The Statement of Financial Condition and Schedule of Portfolio Securities of this series of the Dean Witter Select Equity Trust included in this Prospectus have been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report as set forth in Part A of this Prospectus, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

----------------------------------- Sponsor: -----------------------------------
                    (DEAN WITTER REYNOLDS INC. LOGO)
               Two World Trade Center - New York, New York 10048

--------------------------------------------------------------------------------
                                                                           37269

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                      CONTENTS OF REGISTRATION STATEMENT

            This registration statement on Form S-6 comprises the following documents:

            The facing sheet.

            The Cross Reference Sheet.

            The Prospectus.

            The signatures.

            Written consents of the following persons:

                  - Cahill Gordon & Reindel (included in Exhibit 5)

                  - Deloitte & Touche LLP

            The following Exhibits:

     ***EX-3(i)        Certificate of Incorporation of Dean Witter
                       Reynolds Inc.

     ***EX-3(ii)       By-Laws of Dean Witter Reynolds Inc.

       *EX-4.1         Trust Indenture and Agreement, dated
                       January 22, 1991.

      **EX-4.2         Reference Trust Agreement dated December 29,
                       1995.

    ****EX-4.3         Amendment dated July 18, 1995 to Trust
                       Indenture and Agreement dated January 22,
                       1991.

      **EX-5 Opinion of counsel as to the legality of the securities being registered.

     **EX-23.1        Consent of Independent Auditors.

       EX-23.2 Consent of Cahill Gordon & Reindel (included in Exhibit 5).

      **EX-27         Financial Data Schedule.

        EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

-------------


* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347.

**     Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629, respectively.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 95-3,
       Registration No. 33-60121.

                                  SIGNATURES


            The Registrant, Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 96-1 hereby identifies the Dean Witter
Select Equity Trust, Select 5 Industrial Portfolio 95-3 for purposes of the representations required by Rule 487 and represents the following:

      1) That the portfolio securites deposited in the series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commission or the staff; and

      3)    That it has complied with Rule 460 under the Securities
            Act of 1933.


            Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 96-1 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 29th day of December, 1995.

                                    DEAN WITTER SELECT EQUITY TRUST,
                                    SELECT 5 INDUSTRIAL PORTFOLIO 96-1
                                    (Registrant)


                                    By: Dean Witter Reynolds Inc.
                                        (Depositor)
                                        Michael D. Browne
                                        Michael D. Browne
                                        Authorized Signatory

            Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 29th day of December, 1995.


                                                DEAN WITTER REYNOLDS INC.

       Name                    Office
      -------                 --------


Philip J. Purcell        Chairman & Chief )
                         Executive Officer)
                         and Director*    )


                                                By:  Michael D. Browne
                                                     Michael D. Browne
                                                     Attorney-in-fact*

---------------------
* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

Name                                      Office

------                                    --------


Richard M. DeMartini                      Director*
Robert J. Dwyer                           Director*
Christine A. Edwards                      Director*
James F. Higgins                          Director*
Stephen R. Miller                         Director*
Richard F. Powers                         Director*
Philip J. Purcell                         Director*



---------------------

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                                 Exhibit Index
                                      To
                                   Form S-6
                            Registration Statement
                       Under the Securities Act of 1933


EXHIBIT NO.             TITLE OF DOCUMENT
-----------             -----------------
  ***EX-3(i)            Certificate of Incorporation
                        of Dean Witter Reynolds Inc.

  ***EX-3(ii)           By-Laws of Dean Witter
                        Reynolds Inc.

    *EX-4.1             Trust Indenture and Agreement,
                        dated January 22, 1991.

   **EX-4.2             Reference Trust Agreement
                        dated December 29, 1995.

 ****EX-4.3             Amendment dated July 18, 1995
                        to Trust Indenture and
                        Agreement dated Janaury 22,
                        1991.

   **EX-5               Opinion of counsel as to the
                        legality of the securities
                        being registered.

   **EX-23.1            Consent of Independent
                        Auditors.

     EX-23.2            Consent of Cahill Gordon &
                        Reindel (included in
                        Exhibit 5).

   **EX-27              Financial Data Schedule.

  EX-99                 Information as to Officers and
                        Directors of Dean Witter
                        Reynolds Inc. is incorporated
                        by reference to Schedules A
                        and D of Form BD filed by Dean
                        Witter Reynolds Inc. pursuant
                        to Rules 15b1-1 and 15b3-1
                        under the Securities Exchange
                        Act of 1934 (1934 Act File No.
                        8-14172).

------------------------
* Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347.

**    Filed herewith.

*** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629, respectively.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select
      Equity Trust, Select 5 Industrial Portfolio 95-3,
      Registration No. 33-60121.